Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

KarbonPay, Inc
3400 N. Central Expressway #110 - 289
Richardson, TX 75080
karbonpay.com

Up to $4,267,686.50 in Common Stock at $3.85
Minimum Target Amount: $9,998.45

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: KarbonPay, Inc
Address: 3400 N. Central Expressway #110 - 289, Richardson, TX 75080
State of Incorporation: TX
Date Incorporated: December 31, 2019

Terms:

Equity

Offering Minimum: $9,998.45 | 2,597 shares of Common Stock
Offering Maximum: $4,267,686.50 | 1,108,490 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.85
Minimum Investment Amount (per investor): $196.35

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Early Bird

First 72 hours - 100% bonus shares

Next 96 hours - 50% bonus shares

Volume

$5,000 - 5% bonus shares

$10,000 - 7% bonus shares

$20,000 - 14% bonus shares

$25,000 - 16% bonus shares

$35,000 - 20% bonus shares

$50,000 - 35% bonus shares

$100,000 - 50% bonus shares

**All perks occur when the offering is completed.*

(Where perks overlap, the higher of the 2 perks will be received)

<u>The 10% StartEngine Owners' Bonus</u>

KarbonPay, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.85 / share, you will receive and own 110 shares for $385. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

KarbonPay is a cloud-based, SaaS platform which allows multi-national companies a solution to their legacy, inefficient and expensive outsourced payroll function. Our service puts a powerful, multi-country payroll calculator in the hands of our customers to address and mitigate risk around local statutory compliance and regulations while optimizing operational costs. Our solution provides a paradigm shift in the cost and process of utilizing offshore labor.

We address this critical multi-country market need relating to efficiency, process standardization, reporting and analytics, vendor consolidation, unified payroll administrator experience and improved compliance through cloud-based hyperautomation specific to the individual countries we serve, employee self-service, certified integrations, and consolidated reporting with analytics across locations.

In July 2021, we completed a strategic acquisition of a standalone time and attendance app called XmartClock.com which is now a wholly owned subsidiary of KarbonPay. This function is critical to meet the needs of our customers and serves as an illustration of our management team's ability to seek and successfully execute alterative strategies to growing business function and portfolio. XmartClock provides us with significant cross-selling opportunities in our international markets.

Since our launch, we have gained over 6,000 Monthly users across 23 countries.

HR Tech Outlook Magazine has named KarbonPay in the Top 10 HR Tech Startups of 2021.

Our launch strategy for each country involves partnering with payroll and accounting services companies, maximizing our understanding of local and cultural needs as well as early adopters. With this approach we are seeing 60% YoY organic growth. As our customers grow, so do we!

We have and continue to run successful digital marketing campaigns that are language and lingo specific in each country we serve. We couple these with email marketing campaigns focusing on applicable customer case studies and success stories.

Use of the subject funds is primarily to expand the Company's breath and depth in terms of product and market, and thus revenues.

KarbonPay was formed in December 2019 and founded by Bradley Price. XmartClock was originally formed in September 2018 and founded by Fernando Rivero but purchased by KarbonPay in June 2021. Both companies share an executive team.

Competitors and Industry

KarbonPay

Multi-country payroll outsourcing has emerged as a global trend – growing at a rate of approximately 20 percent per year. Amidst COVID, this trend has become a necessity for many companies. Demand is further fueled by competition amongst SMEs seeking to drive employee satisfaction via technology adoption whilst reducing costs and increasing operational and analytical efficiencies.

As many as 57% of companies with <1000 employees are less than very satisfied with their current providers. This dissatisfaction stems from outdated payroll processing methods and platforms that offer only partial or unscalable solutions. Additionally, 44% of NA companies not already on SaaS are actively considering moving to SaaS within the next 3-5 years according to Deloitte Consulting.

XmartClock (wholly owned subsidiary of KarbonPay)

Whether their employees work from home, the office, or at changing job sites, companies worldwide need an efficient way for their employees to clock in and out. Believe it or not, some companies are still using sheets of paper and FAXING copies to payroll. With XmartClock, employees can clock in on their phones or computers, with geolocation and facial recognition, sending hours straight to payroll, decreasing cost and increasing productivity for global companies.

Competitors

ADP - large, well established multinational HR company utilizing legacy business models involving in-country partners to manually process data.

Sage HRMS - well established multinational HR company also using in-country partners but additionally has had platform stability issues resulting in systemwide failure.

Gusto - large single-county automated payroll. They're automated, but only for one market.

Current Stage and Roadmap

Current Stage

Our SaaS, cloud-based payroll platform, KarbonPay instantly calculates compliant net to gross payroll for both single and multi-country users in the markets we serve.

KarbonPay is fully functional with paying customers in South Africa and Mexico with our Philippines rules engine going live in October ready for paying customers by November. We currently have approximately 3,000 users on the platform between paying customers (1k in South Africa) and first month trials (bulk in Mexico where we just launched).

Xmartclock.com, a standalone employee time tracking with facial recognition and geolocation technology, was purchased by KarbonPay, LLC for its functionality and incremental cash flow. This is currently, KarbonPay’s only subsidiary.

XmartClock is country agnostic with customers in 22 countries, primarily in Latin America where we cross sell KarbonPay’s Mexico functionality.

Other features include direct cross-border payment integration is currently live while acceptance and usage of crypto to submit payment to employees is slated for the 4th quarter of 2021. (KarbonPay will not issue cryptocurrencies, but will allow employees to receive their paychecks in select existing currencies). Plans include such integrations with pay-day or early access lenders, KarbonPay and/or customer branded debt cards and other services for the “non-banked”, along with other functionality around payroll and cash availability services. Many of these features provide additional, potentially significant, revenue opportunities to KarbonPay.

Ongoing Roadmap

Our ongoing development schedule is on track for launching Philippines in October 2021, followed by the United Kingdom, US, Colombia, Argentina and Brazil by mid-year 2022. Our business plan calls for 30 countries on the platform by the end of 2024. Our development actives occur “in-house” with our development team located primarily in South Africa. Other than the acquisition of XmartClock, we write and own all our code.

The Team

Officers and Directors

Name: Bradley S. Price

Bradley S. Price's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: December 31, 2019 - Present
  Responsibilities: Founder and CEO - $7,084 per month draw

Other business experience in the past three years:

- **Employer:** FingoHR
  Title: Founder & CEO
  Dates of Service: May 14, 2018 - Present
  Responsibilities: Today only sending out invoices once a month and paying a contractor - company is winding down.

Name: Arthur Robert (Rob) Kleifgen

Arthur Robert (Rob) Kleifgen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: July 01, 2021 - Present
  Responsibilities: CFO and capital raising - drawing $5k per month

Other business experience in the past three years:

- **Employer:** Inceptus Capital Partners
  Title: Investment Banking and Portfolio Company CFO

Dates of Service: February 01, 2019 - June 01, 2020
Responsibilities: Owning all fiscal and regulatory matters, assisting with high-level decisions about policy or strategy, recruiting new financial team staff, and overseeing the company's fiscal activity including budgeting, reporting, and auditing.

Other business experience in the past three years:

- **Employer:** DeeCo Contruction
  Title: CFO
  Dates of Service: January 01, 2017 - February 01, 2019
  Responsibilities: General CFO duties

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares of Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering shares of Common Stock in the amount of up to four million, two hundred and sixty-seven thousand, six hundred and eighty-six dollars and eighty cents ($4,267,686.80) in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising

and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

KarbonPay, Inc. was formed on December 31, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. KarbonPay has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that KarbonPay is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on KarbonPay or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on KarbonPay could harm our reputation and materially negatively impact our financial condition and business.

Software Development Business
The software development business is extremely competitive. Especially given that we expect to conduct business in various countries, there can be no assurance that the Software we develop is not copied or otherwise used by a competitor. To protect against these contingencies, we are developing our Software without the use of any shared or open architecture and we are contractually requiring our developers to refrain from using our Software or the intellectual property developed in connection with our Software for anyone else. Still there can be no assurance out Software will be successful or if successful, that it will not be copied.

Labor
Talented programmers are in high demand. Althogh we have a contract in place whereby our Software will be developed, there can be no assurance that we will be able to hire talented developers who may instead choose to work for another, more profitable project.

Marketing Efforts
Development of our Software is only the first step in the potential success of our Company. To actually monetize our Software will require an aggressive marketing campaign. We are confident the relationship our Manager enjoys with other companies through his HR business will benefit our marketing efforts but to truly achieve the economic success we hope to enjoy, we will need to hire talented marketing personnel. As with all service industries, talented marketing personnel is hard-to-find and there can be no assurance that we can hire marketing professionals who can successfully promote our Software.

Competition
We are confident we can develop Software that is superior to the payroll software currently available. However, other, better capitalized companies may decide to devote more resources to resolving the issues associated with payroll which may negatively affect our ability to obtain and retain customers.

General Economic Trends
Although we think there is a demand for software similar to what we propose to

develop, there can be no assurance that future economic downturns will not negatively affect the public's demand for our Software. Because our Software will be specifically designed for multinational companies, world events may affect our business more directly than if we focused on only one country.

Absence of Operating History
The Company is a newly formed legal entity with no operating history. Investors should not place any undue weight upon the track record or prior performance of any person or entity when making their investment decision.

Limited Capitalization
The initial capitalization of the Company will be funded entirely by the sale of Shares. Thus, the financial ability of the Company to perform the activities contemplated herein is singularly dependent upon the total and timely receipt by the Company of these funds.

Reliance upon Management and Others
The activities of the Company will be at the sole discretion of the CEO. Investors should be prepared to rely completely and exclusively upon our management's judgment in regard to the investment of the Company's capital. The CEO has broad discretion with respect to operations of the Company's affairs since the CEO will have the greatest understanding of the Company.

Lack of Diversification
The Company intends to only invest in the Software. If the Software is unsuccessful, the shareholders will have no other means to recover their investment.

Management Team
Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Bradley S. Price	4,109,864	Common Stock	82.2

The Company's Securities

The Company has authorized Preferred Stock, and Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,108,490 of Common Stock.

Preferred Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

The characteristics of the Preferred Stock, including the ownership powers, voting powers, designations, preferences, and relative, participating, optional or other rights, if any, of each series of Preferred Stock and the qualifications, limitations or restrictions, if any, of such preferences and/or rights (collectively the "Series Terms"), shall be such as are stated and expressed in a resolution or resolutions providing for the creation or revision of such Series Terms (a "Preferred Stock Series Resolution") adopted by the Board of Directors or a committee of the Board of Directors to which such responsibility is specifically and lawfully delegated.

Material Rights

Please note, as of Oct. 14th, 2021, no preferred stock classes have been designated or issued.

Common Stock

The amount of security authorized is 30,000,000 with a total of 5,000,000 outstanding.

Voting Rights

1 for 1 voting rights

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the

Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $165,000.00
  Number of Securities Sold: 162,500
  Use of proceeds: Development of KarbonPay's main system
  Date: March 01, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Membership Units
  Type of security sold: Equity
  Final amount sold: $732,310.92
  Number of Securities Sold: 665,636
  Use of proceeds: Product Development, Sales & Marketing, and G&A
  Date: September 17, 2021
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering

Memorandum.

Results of Operations

How long can the business operate without revenue:

We currently have several months of burn in cash. The business is growing its revenues. Our cash flow model shows we require a minimum of $500,000 from this raise in order to fullfill our full business plan expenditures (19 additional countries) with our revenue growth projections.

Foreseeable major expenses based on projections:

Our largest expenditures are around the development of new country rules engines and the front end development required to bring the product to market. Over the next 53 months (we run a 60 month cash flow model currently), we aim toexpand to a total of 50 countries. We estimate tha each country costs approximately $55,000 for the rules engine and another $55,000 for front end and testing.

Future operational challenges:

Operational challenges within our organziation tend to be around development labor, specifically outsourcing vs. inhousing tasks. As we grow we believe it makes sense to build our inhouse development team but also some projects will be short term in nature and thus be more suitable for outsourcing.

Future challenges related to capital resources:

Development challenges exist in deconstructing, understand, and then automate multiple countries' tax and employement rules. Finding developers who have payroll experience who are also able to perform the understanding required for multiple, very different countries is a special person (hint: we have a few). In terms of "capital resources", we require cash to carry the business until either reaching organic profitability or reducing our development burn; in terms of capital equipment, we are a SaaS company so require computer hardware but no special equipment or anythign difficult to source. We have no COGS input items which are subject to any supply chain pressures.

Future milestones and events:

As a multicountry payroll platform, we are looking to add new countries to our platform all the time. We estimate that is takes 3-4 months to add a new country to our platform, based on what we've achieved so far. We are also able to build countries in parallel development. Within the next 5 years we aim to have compatibility in 50 countries.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand,

existing lines of credit, shareholder loans, etc...)

Our cash flow model shows us with sufficient cash to carry the business through November 2021 - End of Sept cash was $146,908.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We have a number of customers in their free trials or with an up coming demo which would cause KarbonPay to operate in the black. The funds of this campaign are being used to ramp up development capacity so that we may keep our country rollout schedule. If we do not acheive enough customer revenue to turn the company to profitability and a smaller amount comes from this raise, that money will be used for primarily for product development which is our largest operating expense.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We have several customers in free trial or demo which would cause the company to operate in the black. We anticipate knowing the outcomes of these trials and demos within the next couple of months. If these do not convert, and we are not able to replace these opportunities, KarbonPay may run into operational difficulty without the subject funds. It should be noted that the vast amount of operating expense is labor around product development of new countries, not ongoing operation of our existing markets.

Approximately 80% of our funds raised will be used for expansion

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

With cash in the bank and the minimum raise from this round we should be able to operate the company for approximately 6 months.

How long will you be able to operate the company if you raise your maximum funding goal?

If we reach out maximum funding while achieving our sales projections the company will be able to operate indefinitely.

Our sales/revenue projections for the financial year ending 2023, 2024 and 2025 are $29.2 million with 29 countries on the platform by year end, $77.6 million with 30 countries on the platform by year end, and $128.8 million with the same 30 countries on the platform with an aggregate of approximately 850,000 employees on the platform at an average of $12.66 per month per employee by year end 2025.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

There are currently no future sources of capital guaranteed to the company.

Indebtedness

- **Creditor:** XmartClock Cash Flow Debt
  Amount Owed: $220,000.00
  Interest Rate: 0.0%
  Maturity Date: June 01, 2024
  The promissory notes are zero coupon. The investors also received Royalty Agreements paid monthly based on revenue capped at their original debt amount.

- **Creditor:** Fingo HR, Inc.
  Amount Owed: $5,000.00
  Interest Rate: 0.0%
  Maturity Date: December 13, 2024

Related Party Transactions

- **Name of Entity:** FingoHR
  Names of 20% owners: Brad Price
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $5,000, at no interest. Used for working capital.
  Material Terms: The maturity date has not been established, no interest rate.

Valuation

Pre-Money Valuation: $19,250,000.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors including our forward-looking cash flow model along with an analysis of other acquisitions and capital raises over the last few years in the marketplace.

Please refer to our Forward Looking Information legend below nad our risk factors in our Form C. Assumptions used in our forward-looking cashflow model include but are not limited to:

• We are currently live in South Africa and Mexico, with Philippines launching with 5,000 heads priced at $6 per head. Our current pipeline shows as many as 10,000 heads on the platform shortly after launch.

• Additional launches are assumed at regular intervals. Assumptions were made for a portion of the portfolio to be single use customers (pricing based on local market) and cross-border customers (pricing based on cross-border market for payroll).

• Model is available for walkthrough upon request.

• Expenses are tracked monthly and assumed for forward looking projections. These are adjusted as we gain operating history.

• Our primary valuation is based on NPVs of our future revenue streams from both KarbonPay and XmartClock. No other proposed income stream has been assumed.

• Final portfolio of KarbonPay customers for the last month of the model (month 60) is 847.8k people within 33.9k companies on the platform between 30 active countries.

• XmartClock assumes 30% of KarbonPay headcount also requires our XmartClock functionality at $4 per person, per month.

Based on the above, we produce forward-looking income statements and balance sheets. Aggregate NPV of revenues for both KarbonPay and XmartClock produces an evaluation of approximately $27.3mm with a 150% discount on monthly cash flows. We believe a 150% discount is appropriate due to our proof of business thesis running multiple countries in one, cloud-based platform, along with proving marketability having customers, and the ability to sustain our current grown without the need for additional capital.

Recent Market Transactions:

2011 – Paychex acquires SurePayroll for $115mm

2013 – Zenefits raises a total of $583.6mm

2016 – TenZing acquires FMP Global for 30mm GBP

2018 – ADP acquires Celergo for an undisclosed sum

2019 – Gusto raised $200mm on a $3.8bn valuation

2020 – TenZing acquires 45% of ActivPayroll for an undisclosed sum, forming the PSSG group through multiple payroll acquisition.

Forward Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Disclaimer

the Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding, the Company current has no outstanding convertible securities.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.45 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Development*
  60.0%
  Development of additional countries, security certifications, and additional features.

- *Marketing*
  15.0%

Digital marketing for the countries we operate in.

- *Rent and Office Expense*
  3.5%
  rent expense, office supplies, etc

- *Outside Consulting*
  3.0%
  This goes to outside accounting firms for their hourly cost of helping us to create country specific rules engines

- *Working Capital*
  15.0%
  Business Administration such as management costs and misc business expenses

If we raise the over allotment amount of $4,267,686.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  17.94%
  Cost of outreach such as Google Adwords, Facebook, Linkedin, and marketing personnel

- *Development*
  40.16%
  Software development expenses - personnel and their support items

- *Sales*
  20.71%
  Cost of sales personnel and expenses around their duties, softwares including ZoomInfo, autodialer, call credits, list building

- *Business Administration*
  10.49%
  Personnel, office supplies, general tools including Slack and GSuite, domains, software licenses

- *Support*
  7.2%
  Customer Support personnel and expenses associated with their tasks

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at karbonpay.com (KarbonPay.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/karbonpay

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR KarbonPay, Inc

[See attached]

Karbonpay, LLC. (the “Company”) a Texas Limited Liability Company

Financial Statements and
Independent Accountant’s Audit Report

Years ended December 31, 2019 & 2020

Independent Auditor's Report

To Management
Karbonpay, LLC.

We have audited the accompanying balance sheets of Karbonpay, LLC as of December 31, 2020 and 2019, and the related statements of income, member equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Karbonpay, LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the short year then ended in conformity with accounting principles generally accepted in the United States of America

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

Emphasis of Matter

The accompanying pro forma condensed financial information has not been audited or reviewed by us and no assurance is provided.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 5, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	656	-
Total Current Assets	656	-
Non-current Assets		
Property and Equipment, net of Accumulated Depreciation	1,230	-
Total Non-Current Assets	1,230	-
TOTAL ASSETS	1,886	-
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable to Related Parties	24,345	-
Loans Related Party	5,000	-
Total Current Liabilities	24,345	-
TOTAL LIABILITIES	24,345	-
EQUITY		
Member's Capital	167,500	2,500
Accumulated Deficit	(189,960)	(2,500)
Total Equity	(22,460)	-
TOTAL LIABILITIES AND EQUITY	1,886	-

Statement of Operations

	Year Ended December 31,	
	2020	2019
Revenue	-	-
Cost of Sales	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	553	
General and Administrative	53,518	2,500
Research and Development	133,179	-
Depreciation	210	-
Total Operating Expenses	187,460	2,500
Operating Income	(187,460)	(2,500)
Interest Expense	-	-
Provision for Income Tax	-	-
Net Income	(187,460)	(2,500)

Statement of Cash Flows

	Year Ended December 31, 2020	2019
OPERATING ACTIVITIES		
Net Income	(187,460)	(2,500)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	210	-
Accounts Payable	24,345	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	24,555	-
Net Cash provided by Operating Activities	(162,904)	(2,500)
INVESTING ACTIVITIES		
Equipment Purchases	(1,440)	-
Net Cash provided by Investing Activities	(1,440)	-
FINANCING ACTIVITIES		
Member Contributions	165,000	2,500
Net Cash provided by Financing Activities	165,000	2,500
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	656	-
Cash at end of period	656	-

Statement of Changes in Member Equity

	Member Capital $ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 12/31/19 (inception)	-	-	-
Contributed Capital	2,500	-	2,500
Net Loss	-	(2,500)	(2,500)
Ending Balance 12/31/2019	2,500	(2,500)	-
Contributed Capital	165,000	-	165,000
Net Loss	-	(187,460)	(187,460)
Ending Balance 12/31/2020	167,500	(189,960)	(22,460)

Karbonpay, LLC
Notes to the Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

KarbonPay, LLC. ("the Company") is formed on December 31, 2019 under the laws of the State of Texas. The Company will engage in providing cloud-based payroll services to companies in different countries. Effective September 10, 2020, the Company changed its name from FingoPay, LLC to KarbonPay, LLC.

The Company will conduct an additional equity crowdfunding offering during 2021 for the purposes of raising operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Research and Development

Research and Development expenses consist of costs for development of the company's core software platform by way of employees and outsourced contractors. The company has elected not to capitalize any of its external use software and all associated expenses will be recorded in Research and Development.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2020, the Company had outstanding loans in the amount of $5,000 and accounts payable in the amount of $24k to an owner's company. The balances are non-interest bearing and due on demand.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

See Note 3.

NOTE 6 – EQUITY

The company is a multiple-member LLC which is currently owned by multiple members. Profits and losses are allocated to each member in proportion to their pro rata capital account balance.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 5, 2021, the date these financial statements were available to be issued.

Crowdfunding – Through September 2021, the Company raised approximately $700K in a priced offering to 3rd party investors under Regulation CF. The pro forma effect resulted in an increase in cash and member capital by the same amount. See accompanying proforma financial information.

Business Acquisition – The Company acquired Target Xmart Clock, LLC's intangible assets for total cash consideration of approximately $250,000 on June 21st, 2021. See accompanying proforma financial information.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

KarbonPay, LLC (the "Company") a Texas Limited Liability Company

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Year ended December 31, 2020

KarbonPay, LLC (the Company) acquired Target Xmart Clock, LLC's intangible assets for total cash consideration of approximately $250,000 on June 21st, 2021. The Company financed the acquisition by raising capital of approximately $700k through regulation crowdfunding.

The following unaudited pro forma condensed combined financial statements are based on our historical consolidated financial statements and Xmart Clock, LLC 's historical consolidated financial statements as adjusted to give effect to the Company's acquisition of Xmart Clock, LLC and the related financing transactions. The unaudited pro forma condensed combined balance sheet as of December 31st, 2020 gives effect to the purchase and financing transactions that occurred in 2021 as if they had occurred on December 31st, 2020 as part of the Company's consolidated balance sheet.

The assumptions and estimates underlying the unaudited adjustments to the pro forma condensed combined financial statements are described in the accompanying notes, which should be read together with the pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements should be read together with the Company's historical financial statements, which are included in the Company's Form C.

Pro Forma Statement of Financial Position

	Year Ended December 31, 2020				
	Issuer	Acquiree	Pro Forma Adjustments	Note	Consolidated Total
ASSETS					
Current Assets					
Cash and Cash Equivalents	656	1,182	445,719	(2)	447,557
Total Current Assets	656	1,182	-		1,838
Non-current Assets					
Property and Equipment, net of Accumulated Depreciation	1,230	-	-		1,230
Goodwill	-	-	250,000	(3)	250,000
Total Non-Current Assets	1,230	-	-		1,230
TOTAL ASSETS	1,886	1,182	695,719		698,787
LIABILITIES AND EQUITY					
Liabilities					
Current Liabilities					
Accounts Payable - Related Parties	24,345	4,627	-		28,972
Loans Related Party	5,000	-	-		5,000
Total Current Liabilities	24,345	4,627	-		28,972
TOTAL LIABILITIES	24,345	4,627	-		28,972
EQUITY					
Member's Capital	167,500	-	695,719	(2)	863,219
Accumulated Deficit	(189,960)	(3,445)	-		(193,404)
Total Equity	(22,460)	(3,445)	-		(25,904)
TOTAL LIABILITIES AND EQUITY	1,886	1,182	695,719		698,787

Pro Forma Statement of Operations

	Year Ended December 31, 2020			
	Issuer	Acquiree	Pro Forma Adjustments	Consolidated Total
Revenue	-	59,262	-	59,262
Cost of Sales	-	6,990	-	6,990
Gross Profit	-	52,272	-	52,272
Operating Expenses				-
Advertising and Marketing	553	-	-	553
General and Administrative	53,518	23,074	-	76,592
Research and Development	133,179	-	-	133,179
Depreciation	210	-	-	210
Total Operating Expenses	187,460	23,074	-	210,534
Operating Income	(187,460)	29,198	-	(158,262)
Interest Expense	-	392	-	392
Provision for Income Tax	-	-	-	-
Net Income	(187,460)	28,806	-	(158,654)

Notes to Unaudited Pro Forma Condensed Combined Financial Information

December 31st, 2020

$USD

Note 1 — Basis of presentation

The historical consolidated financial statements have been adjusted in the pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the business combination, (2) factually supportable and (3) with respect to the pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results following the business combination.

The business combination was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, *Business Combinations*. As the acquirer for accounting purposes, the Company has estimated the fair value of Target Xmartclock LLC's assets acquired and liabilities assumed and conformed the accounting policies of Xmartclock, LLC to its own accounting policies.

The pro forma combined financial statements do not necessarily reflect what the combined company's financial condition or results of operations would have been had the acquisition occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Note 2 — Financing transactions

The Company completed the acquisition of Xmartclock LLC's intangible assets for approximately $250k in cash. The Company financed the purchase by issuing membership units via regulation crowdfunding in exchange for net proceeds of approximately $696k resulting in a net cash pro forma increase of $446k.

Note 3 — Preliminary purchase price allocation

The Company has performed a preliminary valuation analysis of the fair market value of Target Xmartclcok's assets and liabilities. The Company allocated all of the purchase price of $250k to goodwill. This preliminary purchase price allocation has been used to prepare pro forma adjustments in the pro forma balance sheet and income statement. The final purchase price allocation will be determined when the Company has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include (1) changes in fair values of property, plant and equipment, (2) changes in allocations to intangible assets such as trade names, technology and customer relationships as well as goodwill and (3) other changes to assets and liabilities.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

KarbonPay

Premium Global Payroll Software - Unified Multi-country Payroll


KarbonPay
Global Payroll Made Easy

Website | Richardson, TX | SOFTWARE & SERVICES

KarbonPay's automated, cloud-based platform enables companies to adopt a unified multi-country payroll strategy that mitigates compliance risk, improves process efficiency, increases visibility of and access to real-time data, and saves on operational costs.

$205,393 raised

$732,311 previously crowdfunded

138 Investors	$19.3M Valuation
$3.85 Price per Share	$196.35 Min. Investment
Common Shares Offered	Equity Offering Type
$4.27M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Market Opportunity: KarbonPay's total addressable market is due to reach almost $40 billion by 2027.
- Strong Team: Our management team has deep domain expertise, having run payroll teams in 14 countries.
- Scalability: Our Saas model, coupled with a mission-critical function of every business (payroll), potentially makes our product highly scaleable.

OVERVIEW

Payroll that transcends borders

Consolidating multi-country payroll using the latest technologies, KarbonPay provides customers with a global payroll strategy to mitigate risk, automate compliance, and optimize operational costs. Payroll data in one place means a single source of truth to view your global payroll data, which leads to consolidated, real-time payroll analytics not previously available. Our customers deal with far fewer errors and payroll returns, avoid the need to switch HCMs, and are able to finalize payroll closer to payday.

Founder and CEO, Brad Price, founded Fingo HR in 2016 and grew the company's business during his tenure and he has led global payroll teams including in the US and South Africa. Our other team members include our CFO who has spent over 17 years in financial executive and management positions, our technology sales lead with experience navigating the exit of a Saas startup, and our software lead with 15 years of development experience and 5 years of experience designing and building payroll systems.

Our team has worked to revolutionize an industry that we believe has traditionally lagged behind the overall HCM technology market. We are upgrading the global payroll industry, one company at a time.

Premium Global Payroll Software

With KarbonPay, you can easily process your payroll anytime, anywhere

Rewards

Get rewarded for investing more into KarbonPay:

$196+ Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$5,000+ Investment
$5000+ Tier
5% Bonus Shares

$10,000+ Investment
$10,000+ Tier
7% Bonus Shares

$20,000+ Investment
$20,000+ Tier
14% Bonus Shares

$25,000+ Investment
$25,000+ Tier
16% Bonus Shares

$35,000+ Investment
$35,000+ Tier
20% Bonus Shares


Overview
Gross Pay
R331,221.48
Tax
R55,622.71
Net Pay
R274,056.51
Employees
15
YTD Gross Pay
Pay by Pay Points
To-Do List

$100,000+

Investment

$100,000+ Tier

50% Bonus Shares

We have customers in 23 countries and counting!


Canada
Switzerland
Denmark
UK
USA
Spain
Puerto Rico, Dominican Republic
Mexico
Philippines
Columbia, Ecuador, Peru
Honduras, Costa Rica, Guatamala, Nicaragua, Panama
Bolivia, Paraguay
South Africa
Chile, Uraguay

We are confident we have the right team to revolutionize the global payroll industry.



THE PROBLEM

The current systems in place are slow, inefficient, and simply unreliable!

As organizations grow globally, we believe they encounter a myriad of compliance issues they aren't prepared to tackle. The convoluted, multi-vendor solutions these organizations turn to for help experience a number of problems, including:

Efficiency

In our view, the inefficient, manual process is unreasonably expensive due to its dependency on labor and lag time.

Lack of Process Standardization and Continuity

If a central team is inoperative, a secondary team in a different geography is often unable to ensure continuing operations, in case of an emergency, for reasons including language barriers, currency differences, and varying legal restrictions found in different global regions.

Disjointed Reporting & Analytics

Having disjointed payroll systems, data reporting and analytics we believe means that companies lack insight into labor costs, labor planning, and regional drivers.

Too many vendors

In our view, having too many vendors poses an undue burden on payroll accuracy and operational costs.

Compliance Errors

Relying on manual or disjointed networks of compliance partners we believe contributes to inefficient processes, errors, and, ultimately, higher costs.

Most payroll systems are not designed for global operations.



Causing problems & immense frustration for companies & employees alike.

In general, when it comes to global payroll, errors are common and data protection is far from ideal. The amount of data moving between multiple partners and the rate changes that occur as a result creates inevitable delays, frustrating employers and employees alike. Information becomes disjointed, making global reporting difficult, labor-intensive, and time-consuming.

The current global payroll system is lost in translation.

due to:

- **Untenable Timelines**
- **Unsustainable Costs**
- **Discontinous Standards**
- **Inaccurate Reporting**

THE MARKET

The global payroll industry is predicted to reach nearly $40 billion within the next 6 years

KarbonPay's market is worldwide and the industry is expected to reach $38.4 billion by 2027 (Globe Newswire). It's been predicted that by 2024, 60% of all payroll processing will be completely automated (Gartner).


We have a global market
with many customers.
$38.4 Billion
projected value, Global Payroll Software by 2027
2027
60%
of all payment processing will be automated by 2024

More companies are conducting business online and using offshore labor, with US-based companies alone having about 44 million offshore employees (US Bureau of Labor statistics). Between 2016 and 2019, there was a 25% increase in companies using cloud-based technologies, and with Covid-19 acting as a catalyst in this migration process, world-class SaaS options are more important now than ever (Deloitte).


Us-based companies
employ 44 million offshore
employees alone.

KarbonPay's singular focus on multi-country payroll automation and compliance through the latest technologies puts us at the forefront of a major shift within this mission-critical industry.


We are at the forefront of a major shift in a mission-critical industry.

THE SOLUTION

Instant, compliant payroll calculations across multiple countries

In our view, KarbonPay's modern cloud-based payroll solution **improves efficiency** of both in-house and outsourced payroll with a self-service system that reduces the time spent on data administration and helpdesk calls. We ensure **business continuity**, using identical processes for global payroll operations, as well as certified partner providers that are able to provide more robust **compliance** support. Our unified payroll **data reporting and analytics** provide insights into labor costs and can be used when planning to increase or decrease headcount based on the average cost of employment by country.

Additionally, KarbonPay's system allows for ease of use and easier **vendor maintenance**, which results in more opportunity for cost savings and improved service and product quality. With complex international tools already built in, our system was designed to restore **autonomy** and ownership of the payroll process anytime and anywhere, without the need for in-country partners, **standardizing the process** and providing **immediacy** for any organization employing our platform.


KarbonPay is restoring ownership of the payroll process to multinational companies.
Pay Run
John Smith
Locations
Country Compliant
Make Your Own Edits
Powerful Technology
Employee Portal
Saves You Time
Saves You Money

Our easy data-input interface processes payroll in seconds, providing customers with access to granular, customized reporting and analytics, direct payment functionality, seamless data integration, employee self-service, and **improved compliance standards**.

Currently, our products serve more than 6,000 users on a daily basis, and our ARR is approximately $130,000.

$130K+
annual revenue

0%
approx churn rate

6,000
daily users

40
software integrations

OUR TRACTION

We continue to innovate and grow to provide our customers with the services they need

In June of 2021, KarbonPay made a strategic acquisition of XmartClock.com, a fast-growing employee time-tracking SaaS company. This system enables customers to seamlessly transfer employee hours to payroll, removing the need for manual inputs and the errors that typically occur. We are also integrated with over 40 software tools, including HCMs and Accounting Systems, and have partnerships with major service providers, including BDO.



XmartClock allows for a seamless transfer of employee hours to payroll.

KarbonPay works with both single country and multi-country customers, charging a monthly base fee (or a fee per country for multi-country customers), plus a fee per employee per month. XmartClock's revenue comes from charging a fee per employee per month and varies by account tier. Our delivery model positions us as a partner with PEOs, payroll service providers, and/or accountings that would otherwise be considered competitors, allowing us to grow as our customers grow!

WHY INVEST

Industry trends point to inevitable change--and KarbonPay is leading the way

Bearing in mind current market trends, we consider KarbonPay to be at the forefront of an addressable $38 billion market that is ripe for disruption. With the unique industry insights of our deeply experienced management team, along with our mission-critical, revolutionary Saas model, we feel KarbonPay is set to become the new standard of unified multi-country payroll.

We have completed our patent landscape analysis and created a blueprint of development processes that allows us to produce 3-4 new countries per quarter moving forward. Within the next 3 years, we hope to have fully automated payroll for 50 countries, something we believe no other payroll provider in the world can do. *Please note this is our business plan and there is no guarantee of this exact timeline. Please refer to our risk factors in our Offering Memorandum.

Now is the time to invest.


In 3 years we hope to have fully automated payroll for 50 countries.

Businesses are demanding a better, more integrated, high-tech, and user-friendly solution, and KarbonPay is ready to deliver. Invest today to be a part of our exciting growth!


December 2019
Our Company Launches!
1st Quarter 2020
Close of Friends and Family Round
September 2020
Launch of South Africa Payroll
Our first rule engine goes live
November 2020
Wefunder Campaign Launch
July 2021
Purchase of XmartClock, LLC
August 2021
Launch of Mexico Payroll Engine
October 2021
Launched on StartEngine
Now YOU can own a part of our company!
November 2021
Anticipated Launch of Philippines Rules Engine
November 2021
Anticipated Launch of United Kingdom Rules Engine
December 2021
Anticipated Launch of United States Rules Engine
Q1 2022
Anticipated Launch of Colombia, Argentina, and Brazil
Rules engines for three countries
Q2 2022
Anticipated Launch of Peru, Nigeria, and Canada
Rules Engines
Q3 2022
Anticipated Launch of Japan, Hong Kong, and UAE
Rules Engines

In the Press

SHOW MORE

Meet Our Team



Bradley Price

Founder & CEO

Brad is the Founder & CEO of KarbonPay. He previously founded Fingo HR in 2016. He has worked in the US, UK, Canada, Mexico and South Africa, and has led global payroll teams.



Rob Kleifgen

CFO

A seasoned executive with years of experience providing financial leadership and management. Previous 6+ years as an investment banker specializing in cash flow modeling, accounting system/procedure due diligence and improvement, and capital investment implementation for small to mid-cap companies.



Andy Sahl

Sales Lead

An experienced technology sales leader and passionate team builder. Previously Andy was the first salesperson at a SaaS startup in workforce metrics that had a successful exit.



Andrea Calderón

Spanish Sales & Support



Sihle Khonqwana

Sales Associate - South Africa



Kyle Pearce

EMEA Ops Admin

Kyle brings combined operational experience in customer support, team management, operations administration and project management to the team. He has been instrumental in ensuring the KarbonPay operations run smoothly.



Darius Franken

Senior Software Developer / Team Lead

Diploma in Software Engineering and a Microsoft Certification for Developing Web Applications. 15 years dev experience building various products and has led diverse development teams. He has spent 5 years designing and building Payroll Systems.



Darren Brockett

Product Owner

An experienced Product Owner with a passion for complex situations, Darren brings years of experience as a Product Owner for API and Web applications as well as full stack API and developement experience. Darren's ability to understand and translate complex tax rules into programable cards for our team is second to none.



Peniel Tambama

Software Developer



Ruan Vlok

Software Developer

Software developer with Sukema Integrated Solutions for 3 years 9 months ending August 2018.

With Singular Systems, LTD for 2 years 6 months were he started as a Software Analyst (1 year 9 months) and then promoted to Senior Software Analyst (10 months) ending in Jan 2021.

Intermediate Software Developer for The Gemini Solutions - the employer of record for some of our development team in South Africa.

He is a highly thought of and valuable member of KarbonPay's development team.



Kieran Rosenberg

Automated QA

Kieran received his Microsoft Certified Software Developer diploma from CTU, and has also earned multiple certificates on SCRUM and management. Kieran has made significant strides in the Automation space, running his own automation teams.

Offering Summary

Company	KarbonPay, Inc
Corporate Address	3400 N. Central Expressway #110 - 289, Richardson, TX 75080
Offering Minimum	$9,998.45
Offering Maximum	$4,267,686.50
Minimum Investment Amount (per investor)	$196.35

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	2,597
Maximum Number of Shares Offered	1,108,490
Price per Share	$3.85
Pre-Money Valuation	$19,250,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Early Bird

First 72 hours - 100% bonus shares

Next 96 hours - 50% bonus shares

Volume

$5,000 - 5% bonus shares

$10,000 - 7% bonus shares

$20,000 - 14% bonus shares

$25,000 - 16% bonus shares

$35,000 - 20% bonus shares

$50,000 - 35% bonus shares

$100,000 - 50% bonus shares

**All perks occur when the offering is completed.*

(Where perks overlap, the higher of the 2 perks will be received)

The 10% StartEngine Owners' Bonus

KarbonPay, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.85 / share, you will receive and own 110 shares for $385. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow KarbonPay to get notified of future updates!

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Rikesh G. 8 INVESTMENTS 5 days ago
I've invested 10k, I know you'll do great things. Compliance & Cross-Border employment are going to only get bigger!
0 View 2 replies

Rod S. SE OWNER 10 INVESTMENTS 5 days ago
Quick question -- am I reading this correctly? 100% bonus shares for early birds?
0 View 3 replies

Dinakara B. SE OWNER 30 INVESTMENTS 5 days ago
Are you planning to sign the Startengine secondary
0 View 1 reply

Rikesh G. 8 INVESTMENTS 5 days ago
Thanks for the answers! Why did you switch funding platforms from WeFunder to SE? Any issues we should know about?
0 View 2 replies

Shiyan D. 26 INVESTMENTS 6 days ago
Please explain why your company name is Karbonpay, INC in the terms and title of the offering title, but KarbonPay LLC for the financial statement, FingoPay, LLC on form C filing? will you send form 1065 partnership tax form to investor as LLC? Thanks,
0 View 1 reply

Nikhil P. 6 INVESTMENTS 6 days ago
Thanks for the response to my previous question. Still missing a few details. What was the rev in 2019, 2020 and 2021 (expected) ? While valuation is not based on historical numbers it helps provide a growth trajectory. Is the projected 4.5MM in 2022 ARR?
2 View 2 replies

Rikesh G. 8 INVESTMENTS 6 days ago
Are you still at 6k users? And is your rollout for the rest of the year still on track (US/UK etc)?
2 View 2 replies

Dinakara B. SE OWNER 30 INVESTMENTS 6 days ago
Looks like you have raised 732K from Wefunder at 6.2 million pre-money valuation, which was ended September 2021. Now the valuation is increased by 3 times with in one month. Would you mind explain what is reason for huge increase in valuation with in one month
1 View 2 replies

Nikhil P. 6 INVESTMENTS 7 days ago
Hey there. Promising solution. Can you help understand how you arrived at $20M valuation? The ARR sits at 130k for 2021. That is a whopping 150x multiple!! What was the revenue last year and what kind of growth do you anticipate next year?
5 View 1 reply

ALIJA T. 9 INVESTMENTS 7 days ago
Hello Team, I didn't see it in Form C Fillings, but do you consider Kronos or UKG as a competitor? Also, front of the page, it says KarbonPay Premium Global Payroll Software - Unified Mulitcounty Payroll...I think it should say Multi-country, not county. Thanks!
1 View 1 reply

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Brad Price 0:01

KarbonPay is a payroll software that automatically processes calculations for companies all over the world.

Rob Kleifgen 0:09

I've been CFO of a number of companies and know the day to day struggles with payroll just here in the United States. Add the international component to payroll and it can become a nightmare. Our team was paid top dollar to unravel this mess. And that's why we created KarbonPay.

Brad Price 0:28

The way that the current payroll model works is that data gets passed from touch point to touch point. That is a drain on time, it's a drain on cost. It very rarely ends in good results.

Rob Kleifgen 0:39

Oftentimes, when we're within a company processing payroll, we're not only processing the payroll for that pay cycle, but cleaning up the messes from the three months prior.

Brad Price 0:51

We find that companies are often having error rates around 30% with their payroll calculations and with our software, we can reduce those error rates to under 5%. Our team brings over 65 years experience to KarbonPay handling payroll in 14 countries across 4 continents.

Darius Franken 1:15

So currently, we are working on building a translation feature which would allow any user in any country to just switch to their native languages with a click of a button.

Ryan Kirkpatrick 1:26

The assets are there, the intelligence, the responsibility, but in a deeper layer the team represents high character and integrity.

Andy Sahl 1:34

As a sales team at KarbonPay, we worked with our customers closely to get them on boarded. But after that, the product is so robust and simple, that they're really on autopilot.

Darius Franken 1:43

KarbonPay is hosted within containers in AWS, which means it's easily scalable to our customers requirements.

Dave Dao 1:51

If anything, 2020 has shown us that many of the common ways that we do business today have been severely disrupted. And the interesting thing is that KarbonPay's solution actually is able to be sustainable across many of these challenges that the businesses are facing today.

Rob Kleifgen 2:06

KarbonPay really has three key advantages over the way you're doing business now: we eliminate the need for an outside contractor to help you run payroll, we can cut the costs up to 43%, particularly in complex multinational environments.

Andy Sahl 2:22

The amount of international payroll is going to expand and the complexities that come with that are also going to expand so anytime a company can save money on those processes, we're going to help them do that.

Brad Price 2:33

With our software, what used to take five days can now take five seconds with the click of a button.

Rob Kleifgen 2:39

KarbonPay is an excellent opportunity. From 2016 to 2019, we've seen a 25% increase in companies using cloud based technologies.

Ryan Kirkpatrick 2:48

As the lead investor who's invested in this product, I am so fired up to get to be able to do this with those of you that are going to invest in this products future. It is so black and white, a winner going forward. I'm excited to be a part of it.

Brad Price 3:03

We're really excited about what we're doing here and we have an incredible team at KarbonPay that I couldn't be more proud of. We would love to welcome you to join that team today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CERTIFICATE OF CONVERSION OF A LIMITED LIABILITY COMPANY CONVERTING TO A CORPORATION

The undersigned submits this certificate of conversion pursuant to chapter 10 of the Texas Business Organizations Code ("TBOC").

Converting Entity Information

The name of the converting limited liability company is KarbonPay, LLC.

The jurisdiction of formation of the limited liability company is Texas.

The date of formation of the limited liability company is December 31, 2019

The file number, if any, issued to the limited liability company by the secretary of state is: **803506276**

Converted Entity Information

The limited liability company named above is converting to a corporation. The name of the corporation is: **KarbonPay, Inc.**

The corporation will be formed under the laws of Texas.

Plan of Conversion

The plan of conversion is attached.

Certificate of Formation for the Converted Entity

The converted entity is a Texas corporation. The certificate of formation of the Texas corporation is attached to this certificate either as an attachment or exhibit to the plan of conversion.

Approval of the Plan of Conversion

The plan of conversion has been approved as required by the laws of the jurisdiction of formation and the governing documents of the converting entity.

Effectiveness of Filing

This document becomes effective when the document is accepted and filed by the secretary of state.

B.P.

Tax Certificate OR Assumption of Liability for Franchise Taxes

The converted entity shall be liable for the payment of the required Franchise Taxes

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument. The undersigned certifies that the statements contained herein are true and correct, and that the person signing is authorized under the provisions of the Business Organizations Code to execute the filing instrument.

Date: October 15, 2021

KarbonPay, LLC

Brad Price

____

Bradley S. Price, its CEO

Signature Certificate

Document Ref.: D7NLB-VMPME-SJQ3T-FAEZX

Document signed by:

Bradley Price

Verified E-mail:
brad@karbonpay.com

IP: 99.7.46.119 | Date: 15 Oct 2021 19:04:26 UTC

Brad Price

Document completed by all parties on:
15 Oct 2021 19:04:26 UTC